                                     [LOGO]

                                                                Exhibit 99.1
                                                                 EXHIBIT "A"

                    FOR:          BIOVAIL CORPORATION INTERNATIONAL

                    APPROVED BY:  Eugene Melnyk
                                  Chairman of the Board
                                  Bob Podruzny
                                  Chief Financial Officer
                                  (416) 285-6000

                    CONTACT: Investor Relations: Donna Stein/ Courtney Levi/Cindy Hintelmann
                                  Press: Michael McMullan
                                  Morgen-Walke Associates
                                  (212) 850-5600

FOR IMMEDIATE RELEASE

          BIOVAIL CORPORATION INTERNATIONAL REPORTS RECORD 1996 SECOND
                    QUARTER AND SIX MONTH FINANCIAL RESULTS

     TORONTO, Canada, July 17, 1996 -- Biovail Corporation International (AMEX, TSE:BVF) today reported record second quarter and six month financial results for the period ended June 30, 1996.

     Revenues for the second quarter of 1996 increased 605% to $18.6 million, compared with $2.6 million reported for the second quarter of 1995. Operating income was $5.9 million in the second quarter of 1996, compared to an operating loss of $472,000 in the second quarter of 1995. Net income for the second quarter of 1996 was $5.8 million, or $0.23 per share, compared with net income of $528,000, or $0.02 per share in the comparable period of 1995.

     Revenues for the six months ended June 30, 1996 increased 330% to $35.5 million compared with $8.2 million reported for the same period of 1995. The Company reported operating income for the six months ended June 30, 1996 of $10.7 million, compared with $968,000 for the comparable period last year. Net income for the six months ended June 30, 1996 was $10.4 million, or $0.41 per share, compared with net income of $1.9 million, or $0.07 per share in the comparable period of 1995. Weighted average number of common shares outstanding for the first half of 1996 were 25,346,000 shares compared with 24,839,000 shares in the same period last year (on a post-split 3-for-1 basis).

                                     -more-


                                     [LOGO]

     Eugene Melnyk, Chairman of the Board, commented, "We are very pleased to report a second consecutive quarter of record earnings which exceeds all analysts' estimates for Biovail Corporation. We attribute these strong results to the successful launch of Tiazac(R), our once-daily formulation of diltiazem. To date, we are extremely pleased with our marketing partner Forest Laboratories' sales effort in the U.S., as sales of Tiazac(R) continue on an upward trend. We look forward to our continuing exclusive 16-year supply partnership with Forest Laboratories for Tiazac(R)."

     "During the quarter we were excited to receive our first international approval from the Medicines Control Agency to market all five dosage strengths of Tiazac(R) in the United Kingdom. The Company is currently concluding agreements with multiple European marketing partners, each of which will be a unique agreement involving value-added arrangements. Additionally, we have completed our submissions and remain on schedule with our European Community
(EC) Mutual Recognition Filing. The EC represents a growing calcium channel blocker market of about $2.3 billion, of which diltiazem represents approximately $400 million. In keeping with our strategy to obtain optimum market share for Tiazac(R), we will specifically target those countries with the highest market potential, including France, Italy, Germany and Spain," cited Mr. Melnyk.

     "Biovail Pharma, our Canadian marketing and sales organization, has moved forward and is actively engaged in discussions with potential licensees, as well as multi-national partners for other products, while awaiting Canadian approval for Tiazac(R)," added Mr. Melnyk.

     Mr. Melnyk continued, "Also, as recently announced, Quantum Partners, LDC, an investment vehicle advised by Soros Fund Management, and other investors including Oracle Partners, L.P., a leading health care investment firm, acquired all of the common share holdings of Forest Laboratories, Inc. in Biovail. We are pleased with this vote of confidence from Quantum Partners."

     "Finally, we continue to make progress with several other products in our pipeline. We anticipate that the Company will enter into a licensing and distribution agreement for Nifedipine OD, a generic version of Procardia XL(R) prior to the end of this year. In addition, we expect a registration filing by year-end for Verapamil OD, a generic version of Verelan SR(R). We remain confident that Tiazac(R) will continue to win widespread acceptance within the anti-hypertensive market place, and also look forward to achieving new milestones with respect to our product pipeline, in the coming quarters." concluded Mr. Melnyk.

     Biovail Corporation International is an international full-service pharmaceutical company, engaged in the formulation, clinical testing, registration and manufacture of drug products utilizing advanced drug delivery technologies.

                              -- Tables Follow --

                       BIOVAIL CORPORATION INTERNATIONAL
                          CONSOLIDATED BALANCE SHEETS
        (ALL DOLLAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF U.S. DOLLARS)

                                                 JUNE 30,       DECEMBER 31,
                                                   1996             1995
                                                -----------     ------------
                                                (Unaudited)

                    ASSETS

CURRENT
 Cash and short-term deposits                       $21,936          $24,323
 Trade accounts receivable                            8,578            6,379
 Inventories                                          7,346            3,868
 Deposits and prepaid expenses                          768              176
                                                    -------          -------
                                                     38,628           34,746
FIXED ASSETS, net                                    22,386           19,910
GOODWILL, net                                         3,494            3,594
PRODUCT RIGHTS, net                                   2,563            2,617
                                                    -------          -------
                                                    $67,071          $60,867
                                                    =======          =======

                   LIABILITIES

CURRENT
 Accounts payable                                   $ 6,579          $ 5,628

 Accrued liabilities                                  4,980            3,043
 Income taxes payable                                   906              968
 Deferred revenue                                    20,434           22,167
 Current portion of long-term debt                    2,827            2,244
                                                    -------          -------
                                                     35,726           34,050

DEFERRED REVENUE                                         --            4,274

LONG-TERM DEBT                                        6,867            7,951
                                                    -------          -------
                                                     42,593           46,275
                                                    -------          -------

               SHAREHOLDERS' EQUITY

Share capital                                        14,568           14,489
Retained earnings, (deficit)                          9,865             (572)
Cumulative translation adjustment                        45              675
                                                    -------          -------
                                                     24,478           14,592
                                                    -------          -------
                                                    $67,071          $60,867
                                                    =======          =======

                       BIOVAIL CORPORATION INTERNATIONAL
                       CONSOLIDATED STATEMENTS OF INCOME
     (ALL DOLLAR AMOUNTS EXCEPT PER SHARE DATA ARE EXPRESS IN THOUSANDS OF
                                 U.S. DOLLARS)
                                  (UNAUDITED)

                                                         THREE MONTHS ENDED        SIX MONTHS ENDED
                                                               JUNE 30,                  JUNE 30,
                                                        --------------------      -------------------
                                                          1996         1995         1996        1995
                                                        -------       ------      -------     -------
REVENUE
 CONTRACT                                               $ 1,190       $  995      $ 2,344     $ 2,857
 MANUFACTURING                                           15,160           --       27,901       1,254
 ROYALTY AND LICENSING                                    2,250        1,643        5,207       4,129
                                                        -------       ------      -------     -------
                                                         18,600        2,638       35,452       8,240
                                                        -------       ------      -------     -------

EXPENSES
 COST OF CONTRACT REVENUE                                   950          656        1,876       1,670
 COST OF MANUFACTURED GOODS SOLD                          6,244           --       11,696         486
 RESEARCH AND PRODUCT DEVELOPMENT                         1,980          798        4,015       1,458
 SELLING, GENERAL AND ADMINISTRATIVE                      3,317        1,551        6,254       3,218
 ROYALTY AND COMMISSION                                     259          105          875         440
                                                        -------       ------      -------     -------
                                                         12,750        3,110       24,718       7,272
                                                        -------       ------      -------     -------

OPERATING INCOME (LOSS)                                   5,850         (472)      10,736         968
INTEREST INCOME (EXPENSE), NET                              151         (115)         321        (224)
GAIN ON LICENSING SETTLEMENT                                 --        1,130           --       1,130
                                                        -------       ------      -------     -------
INCOME BEFORE INCOME TAXES                                6,001          543       11,057       1,874
PROVISION FOR INCOME TAXES                                  239           15          620          23
                                                        -------       ------      -------     -------
NET INCOME                                              $ 5,762       $  528      $10,437     $ 1,851
                                                        =======       ======      =======     =======

EARNINGS PER SHARE
INCOME (LOSS) BEFORE GAIN ON  LICENSING SETTLEMENT      $  0.23       $(0.02)     $  0.41     $  0.03
                                                        =======       ======      =======     =======
 NET INCOME                                             $  0.23       $ 0.02      $  0.41     $  0.07
                                                        =======       ======      =======     =======


WEIGHTED AVERAGE NUMBER OF
 COMMON SHARES OUTSTANDING                           25,346,000   24,839,000   25,346,000  24,839,000
                                                     ==========   ==========   ==========  ==========